Exhibit 4.15

AGREEMENT

made and entered into on the 30 day of June, 2008 (the “Effective Date”), by and among Mr. Michael Oppenheimer, Israeli ID Number 005026042 (the “Seller”), and Shamir Optical Industry Ltd., a company incorporated under the laws of the State of Israel (the “Purchaser”), and Altra Trading GmbH, a company incorporated under the laws of Germany (the “Company”).

WHEREAS	the Seller is a holder of (a) 49% the Company’s issued share capital (€1,431,617.20 on the Effective Date); (b) one (1) share of Altra Optik Sanayi Ve Ticaret Anonim Sirketi, a subsidiary of the Company incorporated in Turkey (“Altra Turkey”); and (c) €21,500 of the issued capital of Shamir Portugal, LDA., a subsidiary of the Company registered in Portugal (“Shamir Portugal”, and together with Altra Turkey the “Subsidiaries”) (all together: the “Shares”); and

WHEREAS	the Purchaser is a holder of 51% of the Company's issued share capital; and

WHEREAS	the Seller is interested in selling the Shares and the Purchaser desires to purchase the Shares from the Seller, all on the terms and conditions set forth hereinafter in this Agreement; and

WHEREAS	the Seller and/ Hanson Valley Inc., a company incorporated in the British Virgin Islands and wholly owned by the Seller, has granted the Company shareholders loans from time to time up to the total aggregate amount of €4,830,375 (four million eight hundred thirty thousand three hundred seventy-five Euros) (the “Loans”), all bearing annual interest of 4.9%;

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	Sale of Shares.

1.1.	Subject and according to the terms and conditions of this Agreement, the Seller hereby to sell to the Purchaser and the Purchaser hereby purchases from the Seller on an “as is” basis the Shares against the payment detailed in Section 1.2 of this Agreement (the “Purchase Price”), free and clear of all liens, mortgages, pledges, and obligations of any kind whatsoever.

1.2.	On June 30, 2011, the Purchaser shall pay the Seller (along with the last repayment of the Loans, as detailed in Section 2.1.5 below) as follows:

1.2.1	A sum of(euro)23,000; and

1.2.2	An amount equivalent to 20% of the total Net Profit of the Company for the fiscal years ending on 31 December, 2008, 2009, and 2010, according to the audited consolidated financial statements prepared in accordance with the Company’s customary practices as approved by the Company.

“Net Profit” shall mean the Company’s consolidated net profit as determined in its audited consolidated financial statement approved by the Company.

1.3.	Notwithstanding the provisions of Section 1.2.2 above, the parties hereto agree that the total aggregate payment detailed in Section 1.2.2 shall not in any event exceed €500,000 (E.g.: if the total net profits for the three years determined above is €5,000,000, the payment shall be €500,000).

1.4.	The Seller hereby releases, subject to receipt of the consideration detailed in Section 1.2 above, the Company and the Purchaser (and their shareholders, officers, directors, employees, agents, and representatives, respectively) forever from any and all liability for claims, damages, charges, interest payments, suits, actions, demands and payments whatsoever directly or indirectly connected with the Shares. The Purchaser undertakes to ensure replacement or deletion of the Seller and/or any personal or other undertaking existing in his name regarding the Company or its Subsidiaries with respect to the Shares.

2.	Repayment of Loans.

2.1.	The Company shall repay the Loans (which it received over the years as a shareholder, as detailed above), to the Seller or to Hanson Valley Inc., as the case may be, as follows:

2.1.1.	At the time of Closing, as defined in Section 3.1 hereinafter, the Company shall pay the Seller the sum of €285,232 (two hundred eighty-five thousand two hundred thirty-two Euros), in respect of interest accrued on the Loans up to the time of Closing;

2.1.2.	At the time of Closing the Company shall pay the Seller part of the Loans in a sum of €1,230,594 (one million two hundred thirty thousand five hundred ninety-four Euros).

2.1.3.	One (1) year after the time of Closing (on June 30, 2009) the Company shall pay the Seller an additional part of the Loans in a sum of €1,207,594 (one million two hundred seven thousand five hundred ninety-four Euros).

2.1.4.	Two (2) years after the time of Closing (on June 30, 2010) the Company shall pay the Seller an additional part of the Loans in a sum of €1,207,594 (one million two hundred seven thousand five hundred ninety-four Euros).

2.1.5.	Three (3) years after the time of Closing (on June 30, 2011) the Company shall pay the Seller an additional part of the Loans in a sum of €1,184,594 (one million one hundred eighty-four thousand five hundred ninety-four Euros) (full repayment of the Loans).

2.2.	It is hereby agreed among the parties that at the time of payment of each one of the payments specified in Sections 2.1.3-2.1.5 above, the Company shall pay the Seller the annual interest (4.9%) accrued in respect of the balance of the principal of the Loans.

2.3.	To avoid any doubt, any delay in the times determined in Sections 2.1.3-2.1.5 above in payment of the Loans and/or the Interest, shall bear interest at the annual rate of 4.9%.

2.4.	Notwithstanding the above, the Company may pay the Seller any part of the remainder of the Loans time and/or their interest with respect thereto, prior to the times determined in Section 2.1 above, at its sole discretion, after giving prior written notice of seven (7) days.

2.5.	The Purchaser shall guarantee the Company’s full repayment of the Loans to the Seller.

2.6.	It is agreed among the parties that to the extend that the Purchaser holds less than 51% of the Company’s issued share capital, the balance of the Loans which has not yet been paid and the interest in respect thereof, shall be immediately payable to the Seller by the Company.

2.7.	Subject to the receipt of the Loans and interest thereon in full, the Seller hereby forever releases the Company and the Purchaser (and their shareholders, officers, directors, employees, agents, and representatives, respectively) from any and all liability for claims, damages, charges, interest payments, suits, actions, demands and payments whatsoever directly or indirectly connected with the Loans and/or the interest thereon. The Purchaser undertakes to ensure the replacement and/or deletion of the Seller from any personal and/or other guarantees existing in his in respect of the Company and/or its Subsidiaries in respect of the Loans.

3.	Time of Closing and Closing Activities.

3.1.	Time of Closing. The closing of the transactions specified hereinafter shall take place at the offices of the Purchaser, on June 30, 2008 (the “Time of Closing”).

3.2.	Closing Transactions. At the Time of Closing, the activities detailed hereinafter shall take place, shall be considered as taking place simultaneously, and no activity shall be considered to have been completed and no document shall be considered delivered until all these activities have been completed and all the required documents delivered, as specified hereinafter:

3.2.1.	The Seller and the Purchaser shall sign a valid share transfer deed in respect of transfer of the shares in the Company to the Purchaser, in the form attached to this Agreement as Schedule 3.2.1.

3.2.2.	The Seller and the Purchaser shall sign a valid share transfer deed in respect of transfer of the Sellers shares in Company’s Subsidiaries to the Purchaser, in the form attached to this Agreement as Schedule 3.2.2.

3.2.3.	The Seller shall submit letters of resignation from the Board of Directors of Altra Turkey and from the Board of Directors of the Company, in the form attached to this Agreement as Schedule 3.2.3.

3.2.4.	The Purchaser shall submit to the Seller a duly signed guarantee for the repayment of the Loans by the Company, in the form attached to this Agreement as Schedule 3.2.4.

3.2.5.	The Seller and the consulting company owned by it shall sign a Letter of Waiver and Release, in the form attached hereto as Schedule 3.2.5.

3.2.6.	The Company shall furnish the Seller documentation attesting to transfer to the bank account to which the Purchaser instructed that the payments specified in Sections 2.1.1-2.1.2 above be transferred.

4.	Undertakings.

The parties to this Agreement undertake to sign any document and to take any reasonable measure required and insofar as required for realizing the transfer of the Shares, ,to register transfer of the Shares in the name of the Purchaser, all in accordance with the law and/or applicable legislation.

5.	Representations and Undertakings of the Parties.

5.1.	Each one of the parties to this Agreement hereby represents and undertakes to the other party, that all actions on its part necessary for the authorization, signature, delivery and implementation of this Agreement and the activities specified herein have indeed been done, and that this Agreement shall constitute the valid and legally binding obligations of each one of the parties.

5.2.	Seller hereby represents and undertakes to the Purchaser that he is the sole lawful owner of the Shares and that the Shares are free and clear of any liens, claims, pledges, mortgages, charges, encumbrances, rights of first refusal or preemptive rights, or any other rights of any third party.

5.3.	The parties hereto acknowledge and agree that no representations and undertakings are made with respect to the Shares, the repayment of the Loans and/or the activities specified in this Agreement, save for the representations and undertakings specified in this Section 5.

6.	Miscellaneous.

6.1.	Taxes. Each party will the full payment of the taxes applicable to it according to any law and regulation. In addition, each party shall submit, on its own account, all the tax returns required and any other documentation regarding all the taxes and/or levies that each party must bear according to the terms of this Agreement, to the extent required according to the law and applicable legislation, insofar as applicable. Without derogating from the above, to the extent any payment to the Seller according to Sections 1 and 2 of this Agreement is subject to a withholding tax at source liability according to the applicable law, the Purchaser shall address the Seller in order to issue it a confirmation of withholding tax at source, insofar as required, and shall act according to the confirmation.

6.2.	Successors and Assigns. Except as otherwise warranted herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Shares). Neither party may transfer this Agreement or any one of the rights or obligations hereunder without the prior written consent of the other parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party, other than the parties mentioned above in this Agreement, or their respective successors and assigns, any rights, remedies, obligations or liabilities unless warranted specifically in this Agreement.

6.3.	Governing Law and Jurisdiction. This Agreement shall be construed according to the laws of the State of Israel. Each of the parties hereto irrevocably consents to the sole and exclusive jurisdiction and venue of the competent courts of Tel Aviv, in connection with any matter based on or emanating from this Agreement or the matters contemplated herein.

6.4.	Titles and Captions. The titles and captions used in this Agreement are used for convenience in reading only, and shall not alter the interpretation of this Agreement.

6.5.	Amendments and Waivers. Any term of this Agreement may be amended or waived (either in future or retroactively, either generally or in a specific instance) only with the written consent of all of the parties hereto.

6.6.	Nullification and/or Unenforceability. The parties declare that their joint intention is that implementation of all their undertakings according to this Agreement shall be subject to and in accordance with the provisions of any law. In the event that it becomes clear that any one of the provisions of this Agreement is void or unlawful for any reason, each party may notify the other that notwithstanding this fact, the Agreement shall be deemed wholly valid, except for the void, unlawful or unenforceable provision, as if this provision were never included, all on condition that the said provision is not a material provision of this contract.

6.7.	Entire Agreement. This Agreement, the schedules and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any undertakings or representations, except for the undertakings and representations specifically set out in this Agreement.

        IN WITNESS WHEREOF, the parties have executed this Share Purchase Agreement on the Effective Date above, as follows:

______________________________________ Shamir Optical Industry Ltd.	______________________________________ Mr. Michael Oppenheimer

Name:

Title:

______________________________________ Altra Trading GmbH

Name:

Title:

Schedule 3.2.1

SHARE TRANSFER DEED

JUNE 30, 2008

        For consideration received, MR. MICHAEL OPPENHEIMER (the “Transferor”) transfers to SHAMIR OPTICAL INDUSTRY LTD. (the “Transferee”), 49% of the registered capital of ALTRA TRADING GMBH, a German private company (the “Company”), to be held by the Transferee, its executors, administrators, and assigns, subject to the several conditions on which the Transferor held the Company’s shares at the time this document was signed; and the Transferee agrees to accept the Company’s shares from the Transferor on such terms.

        IN WITNESS WHEREOF, the Transferor and the Transferee have executed this Share Transfer Deed as of the date first above written.

TRANSFEREE:	TRANSFEROR:

SHAMIR OPTICAL INDUSTRY LTD. By: _________________	MR. MICHAEL OPPENHEIMER _________________

Name:

Title:

Schedule 3.2.2

SHARE TRANSFER DEED

JUNE 30, 2008

        For consideration received, MR. MICHAEL OPPENHEIMER (the “Transferor”) transfers to SHAMIR OPTICAL INDUSTRY LTD. (the “Transferee”), one (1) share of ALTRA OPTIK SANAYI VE TICARET ANONIM SIRKETI, a Turkish private company (the “Company”), to be held by the Transferee, its executors, administrators, and assigns, subject to the several conditions on which the Transferor held the Company’s shares at the time this document was signed; and the Transferee agrees to accept the Company’s shares from the Transferor on such terms.

        IN WITNESS WHEREOF, the Transferor and the Transferee have executed this Share Transfer Deed as of the date first above written.

TRANSFEREE:	TRANSFEROR:

SHAMIR OPTICAL INDUSTRY LTD. By: _________________	MR. MICHAEL OPPENHEIMER _________________

Name:

Title:

Schedule 3.2.2

SHARE TRANSFER DEED

JUNE 30, 2008

        For consideration received, MR. MICHAEL OPPENHEIMER (the “Transferor”) transfers to SHAMIR OPTICAL INDUSTRY LTD. (the “Transferee”), Euro 21,500 of the registered capital of SHAMIR PORTUGAL, LDA., a private company incorporated under the laws of Portugal (the “Company”), to be held by the Transferee, its executors, administrators, and assigns, subject to the several conditions on which the Transferor held the Company’s shares at the time this document was signed; and the Transferee agrees to accept the Company’s shares from the Transferor on such terms.

        IN WITNESS WHEREOF, the Transferor and the Transferee have executed this Share Transfer Deed as of the date first above written.

TRANSFEREE:	TRANSFEROR:

SHAMIR OPTICAL INDUSTRY LTD. By: _________________	MR. MICHAEL OPPENHEIMER _________________

Name:

Title:

Schedule 3.2.3

June 30, 2008

To:

ALTRA OPTIK SANAYI VE TICARET ANONIM SIRKETI (the “Company”)

Re: Letter of Resignation

        I, the undersigned, hereby submit to the Company my resignation from its board of directors. My resignation shall become effective as of the date hereof.

        I hereby release the Company and its directors, officers, employees and representatives from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, and compensation of every kind and nature whatsoever, in law or in equity, which I or anyone on my behalf now have or at any time heretofore have had against the Company including, without limitation, any claims related in any way to matters that might arise out of my prior relationship with the Company and the termination hereof.

Yours sincerely,

Michael Oppenheimer

Schedule 3.2.4

June 30, 2008

To:

Mr. Michael Oppenheimer

Dear Sir,

Re: Guarantee to Repayment of Loans

        We, Shamir Optical Industry Ltd. (“Shamir”), pursuant the terms and conditions of the Share Purchase Agreement dated June __, 2008 (the “Share Purchase Agreement”), by and between you, Shamir and Altra Trading GmbH (the “Company”), hereby undertake as follows:

1.	To procure the repayment by the Company to you of the shareholders loans you have granted the Company from time to time in the total aggregate amount of Euro 4,996,000 (four million and nine hundred and ninety six thousand), all bearing interest of 4.9% (the “Loans”), as and when they properly fall due according to the terms and conditions of the Share Purchase Agreement.

2.	In the event that the Company shall not repay the Loans as set forth in the Share Purchase Agreement, Shamir irrevocably undertakes to pay you any due to you at that time according to the instructions of the Share Purchase Agreement, but not exceeding the total unpaid amount of the Loans.

3.	Payment(s) will be effected within seven (7) business days (“business days” being days on which banks are open for business in Israel) upon receipt of your first written demand at our offices in Kibbutz Shamir, and will be made to an account notified to us in said written demand.

4.	Our obligations under this guarantee will immediate terminate upon the full repayment of the Loans by the Company or by us. After such date this guarantee shall become null and void.

5.	In case of partial repayment(s) our obligation under this guarantee shall be reduced according to the paid amount(s).

6.	Please return this guarantee letter to us upon the full repayment of the Loans.

7.	This guarantee is subject to shall be governed by and construed under the laws of the State of Israel and the exclusive jurisdiction and venue of the competent courts of Tel Aviv.

Sincerely,

Shamir Optical Industry Ltd.

Schedule 3.2.5

June 30, 2008

To:

Shamir Optical Industry Ltd.

Dear Sirs,

Re: Letter of Waiver and Release

We, the undersigned, hereby, collectively and individually, acknowledge, declare and confirm the following:

1.	We sign this document of our free will and after being made fully aware of all our rights. We understand that this document is a legally binding document. Prior to signing this document, we have read it carefully and we have consulted with such experts, including legal counsel, as we have deemed appropriate.

2.	We hereby acknowledge and agree that we are not entitled to any consideration and/or compensation and/or right or benefit of any kind whatsoever from Shamir Optical Industry Ltd. (the “Company”), and/or its fully or partly owned subsidiaries (the “Subsidiaries”), on any grounds whatsoever including, without limitation, pursuant to the Service Agreement dated August 5, 2002, as amended from time to time (“Service Agreement”), except of the consideration in accordance with the Share Purchase Agreement between the parties thereto, dated June___, 2008 (“Share Purchase Agreement”).

3.	Without derogating from the above, and to the extent applicable, we do not have any claim against or demand upon the Company and/or its Subsidiaries (and their respective shareholders, officers, directors, employees, agents, representatives and successors), and we hereby release the Company and/or its Subsidiaries (and their respective shareholders, officers, directors, employees, agents, representatives and successors) from any and all obligations towards us arising out of any agreement or custom or on by virtue of any other grounds. Neither we nor any person acting in our name or as our representative shall in the future make any claim against or demand the Company and/or its Subsidiaries (and their respective shareholders, officers, directors, employees, agents, representatives and successors) arising out of or in connection with any matter related to the Service Agreement.

4.	We shall not commence, participate in or voluntarily provide assistance in connection with any grievance, action, suit or proceeding against the Company and/or its Subsidiaries before any court, administrative agency or other tribunal, nor shall directly or indirectly encourage any other person to engage in any such activities.

5.	We are fully aware of all of our rights and we acknowledge, declare, confirm and agree to all that is stated above.

____________________________________ Lenshouse Ltd.	____________________________________ Mr. Michael Oppenheimer